Mail Stop 4561

June 12, 2006

Mr. Gary A. Shiffman
Chief Executive Officer
Sun Communities, Inc.
27777 Franklin Road, Suite 200
Southfield, MI 48034

> **Re: Sun Communities, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 333-72461**

Dear Mr. Shiffman:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief